Investment Office (916) 795-3400 phone (916) 796-2842 fax www.calpers.ca.gov

August 24, 2011

Dear Smithfield Foods Shareowner:

We would appreciate your support on Proposal #5 requesting for annual director elections at Smithfield Foods Inc. (SFD) September 21, 2011 shareowner meeting. CalPERS is the nation’s largest public pension fund with approximately $235 billion in assets and as of the record date July 15, 2011 owned approximately 476,080 shares of Smithfield Foods. As a significant long-term shareowner, we seek your support on Proposal #5 asking the company to take the steps necessary to provide for the annual election of directors.

LONG-TERM UNDERPERFORMANCE AT SMITHFIELD FOODS

Time period ending 7/29/2011	Smithfield Foods Inc (SFD)	Russell 1000 Index	Relative Return Russell 1000 Index	Foods Russell 1000 GICS Industry Peer Index	Relative Return Russell 1000 GICS Industry Peer Index
5 years	-22.6%	14.8%	-37.4%	74.8%	-97.4%
3 years	2.5%	10.3%	-7.8%	45.7%	-43.2%

Source: Factset

ANNUAL DIRECTOR ELECTION TRENDS

Every year over the last five years, more companies have been implementing annual director elections. Approximately 64% of companies in the S&P 500 and 54% of companies in the Russell 1000 now have annual director elections. CalPERS believes the ability to elect directors annually is an important shareowner right to ensure director accountability.

PLEASE SUPPORT PROPOSAL #5 - ANNUAL ELECTION FOR ALL DIRECTORS

We would appreciate your support on proposal #5, a non-binding request that Smithfield Foods take the steps necessary to provide for the annual election of all directors.

Sincerely,

ANNE SIMPSON

Senior Portfolio Manager – Head of CalPERS Corporate Governance

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card but return it to Smithfield Foods. For additional information, please contact Garland Associates, Inc. at (561) 366-1165.

CalPERS Public Employees’ Retirement System Shareowner Alert